UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Laredo Petroleum Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

516806 106

(CUSIP Number)

December 19, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 81,193,140(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 81,193,140(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,193,140(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 63.6%(2)

12	Type of Reporting Person PN

(1)          The total number of shares reported by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), includes 3,064,551 shares of common stock of Laredo Petroleum Holdings, Inc., a Delaware corporation (the “Issuer”), that are owned by WP IX Finance LP, a Delaware limited partnership that is an affiliate of WP IX.  WP IX expressly disclaims beneficial ownership with respect to any shares of common stock other than the common stock owned of record by WP IX.

(2)          Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 81,193,140(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 81,193,140(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,193,140(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 63.6%(2)

12	Type of Reporting Person OO

(1)          The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)          Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 20,049,557(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 20,049,557(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,049,557(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 15.7%(2)

12	Type of Reporting Person PN

(1)          The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)          Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 641,420(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 641,420(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 641,420(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1%(2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)   Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 20,690,977(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 20,690,977(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,690,977(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 16.2%(2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)   Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 20,690,977(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 20,690,977(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,690,977(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 16.2%(2)

12	Type of Reporting Person OO

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)   Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 101,884,117(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 101,884,117(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 101,884,117(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 79.8%(2)

12	Type of Reporting Person OO

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)   Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 101,884,117(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 101,884,117(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 101,884,117(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 79.8%(2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)   Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 101,884,117(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 101,884,117(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 101,884,117(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 79.8%(2)

12	Type of Reporting Person OO

(1)          The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)          Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 101,884,117(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 101,884,117(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 101,884,117(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 79.8%(2)

12	Type of Reporting Person IN

(1)          The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)          Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 101,884,117(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 101,884,117(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 101,884,117(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 79.8%(2)

12	Type of Reporting Person IN

(1)          The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of record by such reporting person.

(2)          Calculations are based upon 127,625,000 shares of common stock of the Issuer outstanding as of December 20, 2011, giving effect to the full exercise of the underwriters’ over-allotment option (as contemplated in the prospectus of the Issuer dated December 14, 2011 and announced on the Issuer’s website on December 20, 2011).

SCHEDULE 13G

Item 1(a)	Name of Issuer.

The name of the issuer is Laredo Petroleum Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Issuer are located at 15 W. Sixth Street, Suite 1800, Tulsa, Oklahoma 74119.

Item 2(a)	Name of Person Filing.

This Schedule 13G is filed by (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”, and together with an affiliated partnership, the “WP IX Funds”), (ii) Warburg Pincus IX LLC, a New York limited liability company (‘‘WP IX GP’’), the general partner of WP IX, (iii) Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”), (iv) Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”, and together with WP X O&G, the “WP X Funds”), (v) Warburg Pincus X, L.P., a Delaware limited partnership (‘‘WP X GP’’), the general partner of the WP X Funds, (vi) Warburg Pincus X LLC, a Delaware limited liability company (‘‘WP X LLC’’), the general partner of WP X GP, (vii) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), the sole member of WP IX GP and WP X LLC, (viii) Warburg Pincus & Co., a New York general partnership (‘‘WP’’), the managing member of WP Partners, (ix) Warburg Pincus LLC, a New York limited liability company (‘‘WP LLC’’), the manager of the WP IX Funds and the WP X Funds, and (x) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-President and Managing Member of WP LLC.

Each of Messrs. Kaye and Landy, together with the WP IX Funds, WP IX GP, the WP X Funds, WP X GP, WP X LLC, WP Partners, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons”.

Item 2(b)	Address of Principal Business Office.

The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 2(c)	Citizenship.

See Item 2(a).

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

516806 106

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
		☒	Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
	(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than Common Stock owned of record by such reporting person.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2011
WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

Schedule 13G Signature Page

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Member and Managing Director

CHARLES R. KAYE

By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

Schedule 13G Signature Page

*

Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

Schedule 13G Signature Page